EXHIBIT 99.1

Medicenna Appoints Dr. John H. Sampson to its Board of Directors

Announces Results of Annual Meeting of Shareholders

TORONTO and HOUSTON, Sept. 23, 2021 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced the appointment of John H. Sampson, MD, PhD, MBA, to its Board of Directors and the voting results from the Company’s annual meeting of shareholders held today, September 23, 2021 (the "Meeting").

“John is a world-renowned clinician-scientist and I’m thrilled to welcome him to our Board,” said Fahar Merchant, PhD, President and CEO of Medicenna. “We believe his extensive background in leading novel clinical trials, interactions with regulators and translational immuno-oncology expertise will be invaluable as we work to further develop MDNA11, advance our MDNA55 program with a partnership, and leverage our Superkine platform to bring additional candidates into the clinic. We look forward to his guidance and contributions to advancing our pipeline into the clinic.”

Dr. Sampson added, “This is an exciting time for Medicenna and it’s an honor to be joining the Board. With the recent initiation of the Phase 1/2 ABILITY Study, the Company is on track to begin demonstrating the potential of MDNA11 in the clinic. It also has impressive Phase 2b data with MDNA55 in recurrent glioblastoma and a highly talented management team, all of which position the Company for continued success.”

John H. Sampson, MD, PhD, MBA, is the Robert H. and Gloria Wilkins Distinguished Professor of Neurosurgery at Duke University School of Medicine. He is also President of Private Diagnostic Clinic, Duke’s physician practice with revenue of over $1 billion and a member of the prestigious National Academy of Medicine. He has served on multiple Scientific and Governance Boards at publicly traded biotechnology companies and major non-profit health delivery organizations. Dr. Sampson is the National Institutes of Health’s top funded neurosurgeon, has helped develop various immune-based therapies, and has served as the lead investigator in dozens of early and late-stage clinical trials. He has published more than 270 peer-reviewed papers in journals such as Nature, Journal of the American Medical Association, and Proceedings of the National Academy of Sciences, and has been an editorial board member for major journals in his field. As part of his research efforts, he is actively investigating new modalities of direct brain tumor infusion and the development of novel immunotherapies. Dr. Sampson has an MD from the University of Manitoba, a PhD from Duke University, and an MBA from Duke’s Fuqua School of Business.

Medicenna is also pleased to announce that all of the nominees listed in the management proxy circular dated August 20, 2021 were elected as directors.  Each of the directors was elected with greater than 97% of the votes cast by shareholders present at the Meeting or represented by proxy. The results of the vote are detailed below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Dr. Fahar Merchant	21,912,501	99.324	149,186	0.676%
Mr. Albert Beraldo	22,041,012	99.906	20,675	0.094%
Ms. Karen Dawes	21,945,392	99.473	116,295	0.527%
Dr. John (Jack) Geltosky	21,948,897	99.489	112,790	0.511%
Ms. Rosemina Merchant	21,946,259	99.477	115,428	0.523%
Dr. Chandrakant Panchal	21,589,617	97.860	472,070	2.140%
Dr. John Sampson	22,044,077	99.920	17,610	0.080%

Medicenna shareholders also voted to appoint PricewaterhouseCoopers LLP as auditor of the Company.

A total of 51.408% of the issued and outstanding common shares of the Company were represented in person and by proxy at the Meeting.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 binding without CD25 affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward-Looking Statement
This news release contains forward-looking statements within the meaning of applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts including statements related to the potential impact of Dr. Sampson or any other individual director on the Company’s clinical study and trial programs, interactions with regulatory bodies and prospects generally; the enrollment, expansion, prospects and timing of regulatory submissions and results for its Phase 1/2 ABILITY study; its timeline, design and expansion, the clinical potential of MDNA11; the prospects and potential partnerships for MDNA55; and the Company’s general growth opportunities and potential. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects", "believes", "seeks" and similar expressions. All statements other than statements of historical fact, included in this release, including the future plans and objectives of the Company, are forward-looking statements that are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form and Form 40-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com